FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004.

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☐                Form 40-F       ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐                No       ☒

Signatures
Exhibit Index
EX-99.1: MANAGEMENT'S DISCUSSION & ANALYSIS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Alan D. Horn

Alan D. Horn
Vice President, Finance and
Chief Financial Officer

Date:	November 24, 2004

Exhibit Index

Exhibit Number	Description
99.1	This Form 6-K/A amends Form 6-K filed on March 4, 2004. Management’s Discussion & Analysis and Audited Financial Statements of Rogers Communications Inc. for the year ended December 31, 2003.The original Form 6-K has been reclassified to reflect the retrospective application of Canadian Institute of Chartered Accountants Handbook Section 1100, “Generally Accepted Accounting Principles” and Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables”. The retrospective adoption of these pronouncements resulted in our presentation of a classified balance sheet and the reclassification of the change in non-cash working capital items related to property, plant and equipment (“PP&E”) from operating activities to PP&E expenditures under investing activities. See the section entitled “Recent Accounting Developments - GAAP Hierarchy”. The retrospective adoption of these pronouncements also resulted in the reclassification of certain revenue and expense items, which are detailed in the section entitled “Recent Accounting Developments – Revenue Recognition”.